Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 9, 2023 with respect to the consolidated financial statements and internal control over financial reporting of Ranger Oil Corporation included in the Report of Foreign Private Issuer on Form 6-K of Baytex Energy Corp. filed on June 27, 2023. We consent to the incorporation by reference of such reports in the Registration Statement (No. 333-171568) on Form S-8 of Baytex Energy Corp.

/s/ GRANT THORNTON LLP

Houston, Texas

June 27, 2023